# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2001**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**

**Commission file number 0-11917**

A. Full title of the plan and the address of the plan; if different from that of the issuer below:

# The Davey 401KSOP and ESOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**The Davey Tree Expert Company**
**1500 North Mantua Street**
**P.O. Box 5193**
**Kent, Ohio  44240**

# The Davey 401KSOP and ESOP
## REQUIRED INFORMATION

The following financial statements and exhibits are presented pursuant to Section 15(d) of the Securities Exchange Act of 1934:

**(a) Financial Statements:**

Financial statements of The Davey 401KSOP and ESOP for the year ended December 31, 2001

**(b) Exhibits:**

23.1 Consent of Ernst & Young LLP, Independent Auditors
23.2 Consent of Deloitte & Touche LLP, Independent Auditors

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereto duly authorized.

THE DAVEY 401KSOP AND ESOP

By:   The Davey Tree Expert Company
      as Plan Administrator

Date:  June 26, 2002        By:   /s/ David E. Adante
                                  David E. Adante
                                  Executive Vice President, CFO
                                  and Secretary

**The Davey 401KSOP and ESOP**
**Financial Statements and Schedule**
**December 31, 2001**

**Contents**

# REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statement of net assets available for benefits of The Davey 401KSOP and ESOP as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Akron, Ohio
June 21, 2002

# REPORT OF DELOITTE & TOUCHE LLP, INDEPENDENT AUDITORS

To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statement of net assets available for benefits of The Davey 401KSOP and ESOP (the "Plan") as of December 31, 2000.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
May 25, 2001

# The Davey 401KSOP and ESOP

## Statement of Net Assets Available for Benefits

### December 31, 2001

| | Nonparticipant Directed-- The Davey Tree Expert Company Stock Fund | Participant Directed Investment Funds | 2001 Total |
|---|---|---|---|
| **Assets** | | | |
| Investments, at fair value: | | | |
| Common shares | $ 32,332,882 | $ 915,470 | $ 33,248,352 |
| Mutual funds | - | 4,660,352 | 4,660,352 |
| Common collective trust funds | 174,913 | 1,978,528 | 2,153,441 |
| Total investments | 32,507,795 | 7,554,350 | 40,062,145 |
| | | | |
| Receivables: | | | |
| The Davey Tree Expert Company contributions | 495,927 | - | 495,927 |
| Participants' contributions | - | 71,364 | 71,364 |
| Dividends and interest | 322 | - | 322 |
| Total receivables | 496,249 | 71,364 | 567,613 |
| Net assets available for benefits | $ 33,004,044 | $ 7,625,714 | $ 40,629,758 |

*See notes to financial statements.*

# The Davey 401KSOP and ESOP

## Statement of Net Assets Available for Benefits

### December 31, 2000

| | Nonparticipant Directed-- The Davey Tree Expert Company Stock Fund | Participant Directed Investment Funds | 2000 Total |
|---|---|---|---|
| **Assets** | | | |
| Investments, at fair value: | | | |
| Common shares | $ 30,879,587 | $   695,517 | $ 31,575,104 |
| Mutual funds | - | 4,125,955 | 4,125,955 |
| Common collective trust funds | 282,955 | 1,812,777 | 2,095,732 |
| Total investments | 31,162,542 | 6,634,249 | 37,796,791 |
| | | | |
| Receivables: | | | |
| The Davey Tree Expert Company contributions | 415,484 | - | 415,484 |
| Participants' contributions | - | 69,369 | 69,369 |
| Dividends and interest | 1,242 | - | 1,242 |
| Total receivables | 416,726 | 69,369 | 486,095 |
| Net assets available for benefits | $ 31,579,268 | $ 6,703,618 | $ 38,282,886 |

*See notes to financial statements.*

# The Davey 401KSOP and ESOP

## Statement of Changes in Net Assets Available for Benefits

## Year ended December 31, 2001

| | Nonparticipant Directed-- The Davey Tree Expert Company Stock Fund | Participant Directed Investment Funds | 2001 Total |
|---|---|---|---|
| **Additions** | | | |
| **Contributions:** | | | |
| Participants | $ - | $ 1,687,413 | $ 1,687,413 |
| The Davey Tree Expert Company-- | | | |
| common shares | 555,444 | - | 555,444 |
| Net appreciation (depreciation) in fair value | | | |
| of investments | 2,711,148 | (504,801) | 2,206,347 |
| Dividend and interest income | 615,585 | 133,830 | 749,415 |
| Total additions | 3,882,177 | 1,316,442 | 5,198,619 |
| | | | |
| **Deductions** | | | |
| Distributions to participants: | | | |
| Cash | 1,737,363 | 391,334 | 2,128,697 |
| Common shares | 663,627 | - | 663,627 |
| Administrative expenses | 56,411 | 3,012 | 59,423 |
| Total deductions | 2,457,401 | 394,346 | 2,851,747 |
| | | | |
| Net additions | 1,424,776 | 922,096 | 2,346,872 |
| | | | |
| Net assets available for benefits: | | | |
| Beginning of year | 31,579,268 | 6,703,618 | 38,282,886 |
| End of year | $ 33,004,044 | $ 7,625,714 | $ 40,629,758 |

*See notes to financial statements.*

# The Davey 401KSOP and ESOP

# Notes to Financial Statements

# December 31, 2001

## A. Description of the Plan

The following description of The Davey 401KSOP and ESOP (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

### General

The Plan is a defined contribution plan covering all domestic employees of The Davey Tree Expert Company (Company and Plan Sponsor) who have attained age 21, completed one year of continuous service and who are not members of a collective bargaining unit. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On March 15, 1979, the Company consummated a plan which transferred control of the Company to its employees through an employee stock ownership plan (the ESOP). At December 31, 1996, all of the 2,880,000 common shares sold to the ESOP had been allocated to the participants in the Plan. Accordingly, effective January 1, 1997, an amendment was adopted which renamed and restated the Plan in its entirety to incorporate a deferred savings plan (401(k) plan) feature. The Plan retained the existing ESOP assets and participant accounts.

KeyBank National Association (the Trustee) serves as the Plan's Trustee.

### Contributions

Participating employees have the option to make elective contributions, subject to the limit allowed by the Internal Revenue Code ($10,500 for 2001 and 2000), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of $5. The Company makes a matching contribution equal to 50% of the first 3% of compensation that a participant contributes. Company contributions are made in either cash or the Company's common shares.

# The Davey 401KSOP and ESOP

# Notes to Financial Statements (continued)

## A.  Description of the Plan (continued)

### Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) plan earnings and charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

### Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

### Investment Options

Participants may direct the investment of their contributions to the following fund options offered by the Plan, but not more than 25% of their total contributions may be made to The Davey Tree Expert Company Stock Fund.

*Victory Money Market Fund*--Invests in high-grade money market instruments.

*Victory Intermediate Income Fund*--Invests in bonds issued by corporations and obligations of the U.S. Government and its agencies or instrumentalities.

*Aim Balanced Fund*--Invests in a broadly diversified portfolio of stocks and bonds.

*Victory Equity Index Fund*--Invests in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.

*Janus Twenty Fund Inc*--Invests in a core of 20 to 30 companies that includes a combination of well established, multinational businesses and medium-size and faster-growing companies.

*Invesco Dynamics Fund Inc*--Invests in equity securities of mid-sized core growth companies.

*Franklin Small-Mid Cap Growth Fund*--Invests in common stocks of small and medium sized companies.

# The Davey 401KSOP and ESOP

## Notes to Financial Statements (continued)

### A. Description of the Plan (continued)

*Mutual Discovery Fund*--Invests in common and preferred stocks, debt securities and convertible securities of small sized companies. Approximately 50% of the funds are invested in foreign investments.

*Templeton Growth Fund*--Invests in common stocks and debt obligations of companies and governments in the U.S. and abroad.

*The Davey Tree Expert Company Stock Fund*--Invests in common shares of The Davey Tree Expert Company (with temporary investments made in the Employee Benefits Money Market Fund).

Participants may change their investment options once each quarter.

### Payment of Benefits

Participants who terminate may elect to receive distributions of vested benefits either in cash or common shares of the Company. Shares of the Davey Tree Expert Company Stock Fund issued after January 1, 1997 are to be distributed in a lump sum as either shares or cash. Shares of the Davey Tree Expert Company Stock Fund issued before January 1, 1997 may be distributed in a lump sum of shares; or at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not to exceed either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Company.

### Forfeited Accounts

Forfeited nonvested accounts, used to reduce the Company's contributions for the year ended December 31, 2001, totaled $25,721.

### Voting Rights

Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. The Trustee is not permitted to vote any common share for which instructions have not been given by a participant.

# The Davey 401KSOP and ESOP

## Notes to Financial Statements (continued)

### B. Summary of Significant Accounting Policies

**Basis of Accounting**

The financial statements have been prepared on the accrual basis of accounting.

**Investment Valuation and Income Recognition**

The Plan's investments are stated at fair value. Shares or units of mutual funds are valued at quoted market prices which represent the net asset value of shares or units held by the Plan at year-end. Common collective trust funds are stated at fair value as measured by Key Asset Management, Inc., an affiliate of the Trustee, based on the fair market value of the underlying investments. The fair value of the Company's common shares is determined by an independent stock valuation firm.

Purchases and sales of securities are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date.

**Administrative Expenses**

The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

### C. Investments

The fair values of the investments representing 5% or more of the Plan's net assets at December 31, 2001 and 2000 were as follows:

|  | December 31, | |
|  | 2001 | 2000 |
| --- | --- | --- |
| The Davey Tree Expert Company common shares, 2,770,696 shares in 2001 and 2,870,464 shares in 2000 | $ 33,248,352 | $ 31,575,104 |

# The Davey 401KSOP and ESOP

# Notes to Financial Statements (continued)

## C.  Investments (continued)

During the year ended December 31, 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

|  | Year Ended December 31, 2001 Appreciation (Depreciation) |
| --- | --- |
| The Davey Tree Expert Company common shares | $ 2,800,824 |
| Mutual funds | (413,145) |
| Common collective trust funds | (181,332) |
| Net appreciation in fair value | $ 2,206,347 |

## D.  Party-in-Interest Transactions

Certain plan investments include shares of funds managed by Key Trust Company of Ohio, N.A. Key Trust Company of Ohio, N.A. is an affiliate of the Plan Trustee and, therefore, these transactions qualify as party-in-interest transactions, as defined by ERISA.  Fees paid to the Trustee by the Plan totaled $33,981 for the year ended December 31, 2001.

## E.  Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

## F.  Tax Status of the Plan

The Internal Revenue Service (IRS) has determined and informed the Company, in a letter dated November 14, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Company also received a favorable determination letter from the IRS, dated April 16, 2002, for Plan amendments executed subsequent to receiving the 1998 letter.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

# The Davey 401KSOP and ESOP
### EIN: 34-0176110    Plan Number: 004

## Schedule H, Line 4i--Schedule of Assets
## (Held at End of Year)

## December 31, 2001

| (a) | (b)<br>Identity of Issue, Borrower,<br>Lessor or Similar Party | (c)<br>Description of<br>Investment | (d)<br><br>Cost | (e)<br>Current<br>Value |
|---|---|---|---|---|
| * | The Davey Tree Expert Company (a) | 2,770,696 common shares | $ 4,811,855 | $ 33,248,352 |
| | Mutual Funds: | | | |
| * | Key Trust Company of Ohio, N.A. | Victory Intermediate Income<br>Fund--49,705 units | | 485,617 |
| | Aim Advisors | Aim Balanced Fund--<br>1,185 shares | | 30,747 |
| | Janus Capital | Janus Twenty Fund Inc--<br>1,226 shares | | 47,146 |
| | Invesco Funds Group | Invesco Dynamics Fund Inc--<br>3,421 shares | | 54,500 |
| | Franklin Templeton | Franklin Small-Mid Cap Growth<br>Fund--51,043 shares | | 1,591,015 |
| | Franklin Templeton | Mutual Discovery Fund--<br>65,652 shares | | 1,186,994 |
| | Franklin Templeton | Templeton Growth Fund--<br>70,241 shares | | 1,264,333 |
| | Common Collective Trust Funds: | | | |
| * | Key Trust Company of Ohio, N.A. | Victory Money Market Fund--<br>32,754 units | | 453,321 |
| * | Key Trust Company of Ohio, N.A. | Victory Equity Index Fund--<br>18,700 units | | 1,468,204 |
| * | Key Trust Company of Ohio, N.A. (a) | Employee Benefits Money<br>Market Fund--231,916 units | 231,916 | 231,916 |
| | | | | $ 40,062,145 |

\*    A party-in-interest as defined by ERISA
(a)  Nonparticipant and participant directed